Commission File Number 001-31914
EXHIBIT 99.1
(A joint stock limited company incorporated in the People’s Republic of China with limited liability)
(Stock code: 2628)
ADJUSTMENTS TO COMPOSITION OF BOARD COMMITTEES
On 16 July 2010, a meeting of the board of directors of the Company (the Board) was held, whereby the Board unanimously approved the resolution in relation to adjustments to the composition of the Board committees. Pursuant to such resolution, Mr. Ma Yongwei shall act as the Chairman of the Strategy Committee and a member of the Audit Committee, while Mr. Anthony Francis Neoh shall act as the Chairman of the Risk Management Committee and a member of the Strategy Committee.
After such adjustments, the composition of the Board committees is as follows:

Audit Committee:	Chairman -	Bruce Douglas Moore
	Members -	Ma Yongwei, Sun Changji

Risk Management Committee:	Chairman -	Anthony Francis Neoh
	Members -	Zhuang Zuojin, Liu Yingqi

Nomination and	Chairman -	Sun Changji
Remuneration Committee:	Members -	Bruce Douglas Moore, Miao Jianmin

Strategy Committee:	Chairman -	Ma Yongwei
	Members -	Wan Feng, Shi Guoqing, Lin Dairen, Anthony Francis Neoh

By Order of the Board of
China Life Insurance Company Limited
Heng Kwoo Seng
Company Secretary
Hong Kong, 19 July 2010
As at the date of this announcement, the Board comprises:

Executive Directors:	Yang Chao, Wan Feng, Lin Dairen, Liu Yingqi
Non-executive Directors:	Miao Jianmin, Shi Guoqing, Zhuang Zuojin
Independent non-executive Directors:	Ma Yongwei, Sun Changji, Bruce Douglas Moore, Anthony Francis Neoh